Grubb and Nadler Inc
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
RETAIL SALES- GNN	2,871,654.19
RETAIL SALES - FGG SF	5,373,403.01
SALES DISCOUNTS	-33.26
Total Income	8,245,023.94
Cost of Goods Sold	
COST OF GOODS SOLD	2,913,305.24
MERCHANT ACCOUNT FEES	148,415.13
Total COGS	3,061,720.37
Gross Profit	5,183,303.57
Expense	
ADVERTISING AND PROMOTION	69,724.18
AUTOMOBILE EXPENSE	194,082.44
BUSINESS LICENSES AND PERMITS	7,726.59
CHARITABLE CONTRIBUTIONS	250.00
DEPRECIATION EXPENSE	51,527.00
INSURANCE EXPENSE	60,214.07
INTEREST EXPENSE	48,676.82
MERCHANDISING EXPENSE	27,509.26
OFFICE/BUSINESS EXPENSES	729,471.46
OUTSIDE SERVICES	275,224.97
PAYROLL	3,627,974.63
TAXES AND PERMITS	86,005.68
TRAVEL EXPENSE	30,398.94
UTILITIES	257,331.00
Total Expense	5,466,117.04
Net Ordinary Income	-282,813.47
Other Income/Expense	
Other Income	
FFCRA	8,446.54
INTEREST INCOME	0.23
Other Misc. Income	10,958.63
PPP Forgiveness	10,001.39
Total Other Income	29,406.79
Net Other Income	29,406.79
Net Income	**-253,406.68**

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking - GN 2197	74,351.36
Chase Saving - GN 0061	1,500.23
GNN Checking - BofA - 11586	3,336.33
NRB Checking - 9835	19,755.03
Petty Cash - GNN	1,904.78
Petty Cash - RETAIL	3,011.60
Total Checking/Savings	103,859.33
Accounts Receivable	
Accounts Receivable	133,309.57
Total Accounts Receivable	133,309.57
Other Current Assets	
A/R RETAIL	-7,298.30
Trade Receivable - GNN	46,802.05
Undeposited Funds	821.46
Accrued Expenses	-7,245.50
Accrued Health Insurance	12,900.94
Cash Clearing	38,900.32
Cash Clearing - FGG	102.47
Cash Clearing - WEB	1,888.21
Cash in safety deposit box	1,100.00
INVENTORY ASSET	3,247,644.00
Prepaid Insurance Premium	11,786.78
Total Other Current Assets	3,347,402.43
Total Current Assets	3,584,571.33
Fixed Assets	
VEHICLES AND EQUIPMENT	664,740.87
FURNITURE AND EQUIPMENT	22,449.57
Land & Buildings	4,044.00
Machinery & Equipment	91,243.03
OTHER FIXED ASSETS	136,414.51
POS system	28,786.61
ACCUMULATED DEPRECIATION	-564,352.00
Total Fixed Assets	383,326.59
Other Assets	
Purchase - MDR	7,500.00
SECURITY DEPOSIT ASSET	8,000.00
Total Other Assets	15,500.00
TOTAL ASSETS	**3,983,397.92**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
ACCOUNTS PAYABLE	305,724.06
Total Accounts Payable	305,724.06
Credit Cards	
CREDIT CARDS	66,436.09
Total Credit Cards	66,436.09

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2021

	Dec 31, 21
Other Current Liabilities	
American Ag - TI Loan	150,000.00
American AGCredit Credit Line	1,004,805.97
Deposits Received on Acct - SF	12,882.46
Gift Cert Outstanding -SF	251,950.07
Intercompany receivable	1,177,110.65
LOAN - GRUBB	-13,519.81
LOAN - NADLER	158,872.15
LOANS VEHICLES & EQUIPMENT	286,533.69
Payroll Clearing	430.89
Sales Tax owed	16,414.02
SALES TAX PAYABLE	4,383.29
Store Credits Outstanding SF	107,549.41
Total Other Current Liabilities	3,157,412.79
Total Current Liabilities	3,529,572.94
Long Term Liabilities	
CARES Deferred Payroll Taxes	56,088.18
SBA EIDL Loan	149,900.00
Total Long Term Liabilities	205,988.18
Total Liabilities	3,735,561.12
Equity	
Common Stock	410,091.95
Treasury Stock	-118,063.74
RETAINED EARNINGS	209,215.27
Net Income	-253,406.68
Total Equity	247,836.80
TOTAL LIABILITIES & EQUITY	**3,983,397.92**

Grubb and Nadler Inc
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-253,406.68
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-45,235.18
A/R RETAIL	-4,928.57
Accrued Expenses	7,245.50
Accrued Health Insurance	556.98
Cash Clearing	-23,696.07
Cash Clearing - FGG	-102.47
Cash clearing - GNN	19,466.18
Cash Clearing - WEB	-1,888.21
INVENTORY ASSET:Inventory Asset - GNN	103,371.00
Prepaid Insurance Premium	-7,535.94
ACCOUNTS PAYABLE	43,484.36
CREDIT CARDS:Bank Of America Visa - 0145	-12,556.69
CREDIT CARDS:Capital One 3219	-8,973.64
CREDIT CARDS:Chase Southwest Visa - 4276	-7,674.06
CREDIT CARDS:Chase Visa -7016/8409	-14,337.07
Accrued Insurance Payable	-130.00
American Ag - TI Loan	150,000.00
American AGCredit Credit Line	703,268.99
Deposits Received on Acct - SF	-5,795.83
Gift Cert Outstanding -SF	30,586.42
Intercompany receivable	-96,679.82
LOAN - NADLER	88,000.00
LOANS VEHICLES & EQUIPMENT:2016 Mercedes Van - Daimler	-2,628.32
LOANS VEHICLES & EQUIPMENT:Kubota - 4WD Tractor	-13,417.32
LOANS VEHICLES & EQUIPMENT:Kubota - SVL65-2 - 2021	45,164.97
LOANS VEHICLES & EQUIPMENT:Kubota L2501DT-R1/TRACTOR Loan	-6,445.92
LOANS VEHICLES & EQUIPMENT:Kubota RTV-X1140 Loan	-8,522.76
LOANS VEHICLES & EQUIPMENT:Kubota Tractor -2017	-3,129.12
LOANS VEHICLES & EQUIPMENT:Kubota Tractor Loans 2021	27,975.32
LOANS VEHICLES & EQUIPMENT:Mercedes 2020	-9,572.16
LOANS VEHICLES & EQUIPMENT:Toyota Hino	-18,487.35
LOANS VEHICLES & EQUIPMENT:US Bank Loan Forklift 2020	17,856.87
LOANS VEHICLES & EQUIPMENT:US Bank Skid Steer Loader 2021	37,184.34
LOANS VEHICLES & EQUIPMENT:WFB Loan - Skid Steer	-13,907.30
Payroll Clearing	430.89
PPP Loan American AG	-10,000.00
Sales Tax owed	-443,795.85
SALES TAX PAYABLE	4,383.29
Store Credits Outstanding SF	2,008.49
Net cash provided by Operating Activities	268,137.27
INVESTING ACTIVITIES	
VEHICLES AND EQUIPMENT:2021 Kubota B2601HSD-1/RTV-X900	-27,975.32
VEHICLES AND EQUIPMENT:2020 Hyster Forklift	-25,312.83
VEHICLES AND EQUIPMENT:Skid Steer	-37,184.34
VEHICLES AND EQUIPMENT:Kubota - SVL65-2	-45,164.97
FURNITURE AND EQUIPMENT	-19,540.41
Machinery & Equipment	-24,276.44
OTHER FIXED ASSETS:Facilities Upgrades/Fixtures	-22,313.98
OTHER FIXED ASSETS:Leasehold Improvements	-30,027.00
ACCUMULATED DEPRECIATION	51,527.00
Purchase - MDR	-7,500.00
Net cash provided by Investing Activities	-187,768.29
FINANCING ACTIVITIES	
CARES Deferred Payroll Taxes	-55,306.12
P.D. Trade out - 2021	-25,444.34
Net cash provided by Financing Activities	-80,750.46
Net cash increase for period	-381.48

Grubb and Nadler Inc
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
Cash at beginning of period	105,062.27
Cash at end of period	**104,680.79**